Dyne Therapeutics, Inc.

830 Winter Street

Waltham, MA 02451

September 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Crotty

Re: Dyne Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-248414

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dyne Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-248414), as amended, so that it may become effective at 4:00 p.m. Eastern time on September 16, 2020, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission. Please contact Stuart M. Falber of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at (617) 526-6663, or in his absence, Jeffries L. Oliver-Li at (617) 526-6786 or Scott N. Lunin at (212) 295-6388, to provide notice of effectiveness, or if you have any other questions regarding this matter.

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Very truly yours,

DYNE THERAPEUTICS, INC.

By:	/s/ Joshua Brumm
Name:	Joshua Brumm
Title:	President and Chief Executive Officer